SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

News Release	October 25, 2007 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso Interim Review January–September 2007

Earnings negatively impacted by higher wood costs and weak US dollar; restructuring measures announced

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced its third quarter of 2007 results.

Summary of Third Quarter Results (compared with Q3/2006)

Continuing Operations:

•	Sales were EUR 3 234.5 (EUR 3 212.2) million.

•	Operating profit excluding non-recurring items (NRI), non-operational items and valuation gain in Tornator forest asset was EUR 207.1 (EUR 216.7) million.

•	Operating profit was EUR 252.0 (EUR 246.2) million excluding NRI and EUR -297.4 (EUR 83.2) million including NRI, both including EUR -3.1 (EUR 29.5) million net impact of non-operational items.

•	Profit before tax was EUR 225.1 (EUR 221.5) million excluding NRI and EUR -324.3 (EUR 58.5) million including NRI.

•	Net profit was EUR 178.6 (EUR 162.8) million excluding NRI and EUR -264.1 (EUR 93.1) million including NRI.

•	Earnings per share were EUR 0.23 (EUR 0.21) excluding NRI and EUR -0.33 (EUR 0.12) including NRI. Cash earnings per share were EUR 0.48 (EUR 0.49) excluding NRI.

•	ROCE excluding NRI was 9.4% (10.0%).

•	Stora Enso North America is included in the accounts as a discontinued operation.

Message from CEO Jouko Karvinen:

“Stora Enso’s results for the third quarter of 2007 were negatively impacted by the same factors that affected our second quarter performance – higher wood costs and the weakening US dollar. Our reported operating profit before non-recurring items was higher than a year ago, but we were unable to maintain the trend of year-on-year improvement after adjusting for non-operational items, which is one of our key performance metrics. The financial performance of Magazine Paper was poor due to low sales prices and higher manufacturing costs. Conditions for Wood Products started to deteriorate rapidly after the first half, but its third quarter performance was still clearly ahead of the year before. Fine Paper continued to perform well, and the Newsprint and Industrial Packaging results remained good. Consumer Board in particular suffered from escalating wood costs and wood shortage in Finland and Russia.

“We are responding to the reality of the situation we are in, both in terms of the production side of our business as well as addressing key raw material costs, so that we can swiftly return to our long-term

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

earnings improvement path. Simultaneously with this Interim Review, we are therefore announcing a plan of action to improve our marginal costs and reduce wood consumption – particularly in Finland but also in Sweden – by closing production capacity. At the same time, we will cut administrative costs across the Group. These actions, and my comments on them, are detailed in a separate press release we are issuing today.

“We also need to be clear that this is the response to the current situation, before implementation of higher Russian wood export duties from 1 January 2009. If the issue of these duties cannot be resolved or wood cost increases do not reverse, we will need to take further action, including additional permanent mill closures.

“During the remainder of 2007, we will continue to suffer from high wood and recovered paper costs. In addition to the planned permanent capacity closures, we will therefore curtail production in the fourth quarter in both Newsprint and Wood Products. Sunila Pulp Mill will cut production through a maintenance stoppage and Kemijärvi Pulp Mill will slowdown the production during the fourth quarter. In addition, our Finnish sawmills will reduce spruce volumes this quarter, and there will be a curtailment in newsprint production. All these actions will be taken during the fourth quarter of 2007. Although these actions will negatively impact the fourth quarter results, they will accelerate marginal cost improvements in the coming quarters and years.”

Near-term market outlook

In Europe economic activity is expected to remain stable, although uncertainty is growing. The market outlook continues to be challenging and the sharp depreciation of the US dollar is further increasing competition in the marketplace. Moderate demand for the Group’s products is anticipated, with a slight seasonal improvement in some of the business areas.

Demand for newsprint is forecast to be flat and prices unchanged, according to annual agreements. Magazine paper is benefiting from seasonally improved demand, which is expected to stay firm. However, market conditions in Europe will remain difficult and affected by US dollar weakness. Prices have stabilised, and some increases for non-contractual business in coated magazine paper are predicted, but no change in uncoated magazine paper prices is foreseen. Forecasts for fine paper demand and price increases are moderating. Flat demand for consumer board is anticipated, with price rises partly offset by US dollar weakness. Demand for industrial packaging should remain good, supporting some further price increases.

Following the very strong first half of 2007, markets for wood products are now oversupplied, rapidly depressing the outlook for deliveries and prices. The outlook for the next two quarters is also impaired by a temporary slowdown in demand in Japan. Raw material costs in Finland, Russia and the Baltic States are at record highs.

In Latin America coated magazine paper demand and prices are expected to improve slightly. In China demand for coated fine paper remains moderate, although some prices are rising.

Stora Enso maintains its cost inflation forecast of about 3.5% for the full year 2007.

Stora Enso Oyj
Business ID 1039050-8

Markets

Compared with Q3/2006

In Europe market demand was stronger for magazine paper, fine paper and industrial packaging, but slightly weaker for newsprint and wood products.

Prices were higher for newsprint, uncoated fine paper, wood products and most consumer board and industrial packaging grades. Prices were virtually unchanged for coated fine paper but lower for all magazine paper grades.

Producer inventories were lower than a year ago in coated magazine paper and coated fine paper, similar in uncoated magazine paper and higher in newsprint, uncoated fine paper and wood products.

In Latin America market demand for coated magazine paper was stronger, but prices were lower than a year earlier.

In China market demand for coated fine paper continued to grow and prices were higher than a year ago.

Compared with Q2/2007

In Europe market demand was seasonally stronger for magazine paper and coated fine paper, but slightly weaker for newsprint, uncoated fine paper, consumer board and wood products. Market demand for industrial packaging was virtually unchanged.

Uncoated fine paper prices continued to rise, and most consumer board and industrial packaging prices also increased. Newsprint and magazine paper prices remained largely unchanged, but prices for coated fine paper and wood products declined slightly.

Producer inventories decreased in magazine paper and coated fine paper, but increased in newsprint, uncoated fine paper and wood products.

In Latin America market demand was stronger, but prices declined.

In China market demand for coated fine paper continued to grow and prices increased slightly.

Stora Enso Deliveries and Production from Continuing Operations

	Q1-Q3/06	Q1-Q3/07	Q3/06	Q2/07	Q3/07	Changes Q3/07- Q3/06	Changes Q3/07- Q2/07
Paper and board deliveries (1 000 tonnes)	9 329	9 330	3 128	3 068	3 112	-16	44
Paper and board Production (1 000 tonnes)	9 412	9 403	3 095	3 107	3 119	24	12
Wood products deliveries (1 000 m3)	4 902	5 046	1 593	1 797	1 583	-10	-214

Q3/2007 Results (compared with Q3/2006)

Sales from continuing operations at EUR 3 234.5 million were approximately the same as a year earlier. Higher average prices for wood products and increased deliveries in Merchants and industrial packaging were largely offset by lower consumer board deliveries and sales prices.

Stora Enso Oyj
Business ID 1039050-8

Operating profit from continuing operations excluding non-recurring items increased by EUR 5.8 million to EUR 252.0 million, which is 7.8% of sales. Operating profit was higher in Wood Products, Fine Paper and Magazine Paper, approximately the same in Industrial Packaging and Merchants, but clearly lower in Consumer Board, mainly due to higher wood costs and standstills at Enocell Pulp Mill, and also lower in Newsprint, mainly due to higher raw material costs, especially for wood and recycled paper.

Changes in exchange rates, mainly depreciation of the US dollar, decreased operating profit from continuing operations by some EUR 20 million compared with the third quarter of 2006.

Deliveries of wood to the Group’s mills totalled 11.3 million cubic metres, up 5% on the third quarter of 2006. Wood costs were considerably higher in the third quarter of 2007 than a year earlier.

Key Figures

EUR million	2005	2006	Q1-Q3/06	Q1-Q3/07	Q3/06	Q2/07	Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Continuing Operations
Sales	11 342.7	12 957.2	9 637.3	10 000.9	3 212.2	3 355.9	3 234.5	0.7	-3.6	3.8
EBITDA excluding NRI	1 279.8	1 697.4	1 267.8	1 345.9	455.3	445.2	382.6	-16.0	-14.1	6.2
Operating profit excluding NRI	439.4	884.4	666.6	831.6	246.2	252.4	252.0	2.4	-0.2	24.8
NRI (operational)	-229.2	-142.9	-179.5	-537.0	-163.0	24.4	-549.4	-237.1	n/a	-199.2
Operating margin excluding NRI, %	3.9	6.8	6.9	8.3	7.7	7.5	7.8	1.3	4.0	20.3
Operating profit	210.2	741.5	487.1	294.6	83.2	276.8	-297.4	n/a	n/a	-39.5
Net financial items1)	-104.9	-30.3	-10.7	-121.7	-24.7	-56.1	-26.9	-8.9	52.0	n/m
Profit before tax and minority interests excluding NRI	334.6	691.1	525.9	709.9	221.5	196.3	225.1	1.6	14.7	35.0
Profit before tax and minority interests	105.4	711.2	476.4	172.9	58.5	220.7	-324.3	n/a	n/a	-63.7
Net profit for the period excluding NRI	266.2	550.7	397.5	551.0	162.8	153.2	178.6	9.7	16.6	38.6
Net profit for the period	76.7	700.4	398.1	122.3	93.1	179.2	-264.1	n/a	n/a	-69.3
EPS from continuing operations excluding NRI, Basic, EUR	0.33	0.69	0.50	0.69	0.21	0.19	0.23	9.5	21.1	38.0
EPS from continuing operations, Basic, EUR	0.09	0.88	0.50	0.15	0.12	0.22	-0.33	n/a	n/a	-70.0
CEPS from continuing operations excluding NRI, EUR	1.46	1.84	1.34	1.48	0.49	0.46	0.48	-2.0	4.3	10.4
ROCE from continuing operations excluding NRI, %	4.7	8.7	9.0	10.6	10.0	9.6	9.4	-6.0	-2.1	17.8
Total Operations
EPS from total operations, Basic, EUR	-0.14	0.74	0.41	-0.10	0.07	0.18	-0.56	n/a	n/a	n/a

1)	Includes capital gains of EUR 130.0 million (sale of Sampo shares) in Q1/2006, EUR 33.0 million (sale of Finnlines shares) in Q4/2006 totalling to EUR 163.0 million in 2006.

NRI = Non-recurring items

CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Non-recurring items are exceptional transactions that are not related to normal business operations. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.

Stora Enso Oyj
Business ID 1039050-8

Reconciliation of Operating Profit, Continuing Operations

EUR million	Q1-Q3/06	Q1-Q3/07	Change % Q1-Q3/07- Q1-Q3/06	Q3/06	Q2/07	Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07
Profit from operations, excl. NRI	586.0	688.1		203.6	211.1	189.6
Associated companies*	62.0	109.6		13.1	20.0	65.5

Profit from Operations Total, excl. NRI	648.0	797.7	23.1	216.7	231.1	255.1	17.7	10.4
Non-operative Items**	18.6	33.9		29.5	21.3	- 3.1

Operating Profit, excl NRI	666.6	831.6	24.8	246.2	252.4	252.0	2.4	-0.2
NRI	-179.5	-537.0		-163.0	24.4	-549.4

Operating Profit, as reported	487.1	294.6	-39.5	83.2	276.8	-297.4	n/m	n/m

*)	Q1-Q3/07 and Q3/07 include EUR 48.0 million from the non-cash fair valuation of biological assets (forest) of Tornator Oy. Corresponding Profit from Operations Total, excl. NRI figures for Q1/07 and Q2/07 excluding fair value change are EUR 749.8 million and EUR 207.1 million respectively
**)	Non-Operative Items include fair valuation of Total Return Swaps, synthetic options and CO2 emission rights

The share of associated company results, which are included in continuing operations, amounted to EUR 65.5 (EUR 13.1) million. Most of the increase, EUR 48.0 million, comes from the IAS 41 fair valuation of Tornator Oy forest asset holdings due to higher wood prices. The results of associated companies are being reported as part of operating profit from the third quarter of 2007 onwards and divided between the relevant segments, as these companies are directly connected to the value chain. Previous quarters have been adjusted accordingly.

Operating profit includes a negative net effect of EUR 3.1 million (positive EUR 29.5 million) from the accounting of share-based compensation, Total Return Swaps (TRS) and CO2 emission rights. These non-operational items are reported in the segment Other.

Non-recurring items from continuing operations had a net impact of EUR -549.4 million (EUR -163.0 million) on operating profit. Fixed asset and goodwill impairment charges totalled EUR -559.4 million. The impairment charges arise from a number of factors including the reorganisation into seven separate business areas, the rising trend in wood costs, the poor outlook for magazine paper, rising interest rates and adverse currency movements. The capital gain of EUR 10.0 million on the sale of the site real estate of Reisholz Mill, which is to be closed down by the end of 2007, is recorded as a non-recurring item.

Stora Enso Oyj
Business ID 1039050-8

Net financial items from continuing operations were EUR -26.9 (EUR -24.7) million. Net interest expenses decreased to EUR 38.9 (EUR 40.0) million and net foreign exchange losses on borrowings, currency derivatives and bank accounts were EUR 0.4 (positive EUR 4.0) million. Other financial items totalled EUR 12.4 (EUR 11.3) million, mainly arising from the fair valuation of financial items.

Profit before tax and minority interests from continuing operations excluding non-recurring items increased by EUR 3.6 million to EUR 225.1 million and profit before tax amounted to EUR -324.3 (EUR 58.5) million including non-recurring items.

Net taxes from continuing operations including non-recurring items totalled EUR 60.2 (EUR 34.6) million, leaving a net loss for the quarter of EUR 264.1 (positive EUR 93.1) million.

Earnings per share from continuing operations excluding non-recurring items increased by EUR 0.02 to EUR 0.23. Earnings per share from continuing operations including non-recurring items were EUR -0.33 (EUR 0.12). Cash earnings per share from continuing operations were EUR 0.48 (EUR 0.49) excluding non-recurring items.

The return on capital employed from continuing operations was 9.4% (10.0%) excluding non-recurring items. Capital employed was EUR 10 696.2 million on 30 September 2007, a net decrease of EUR 1 037.1 million, mainly due to restructuring of the Group.

January–September 2007 Results (compared with the same period in 2006)

Sales from continuing operations at EUR 10 000.9 million were 3.8% higher than in the first nine months of 2006, mainly due to higher prices for wood products and increased deliveries in all segments except Fine Paper, where deliveries were lower mainly due to the permanent shutdown of Berghuizer PM 7 in April 2007 and the divestment of Celbi Pulp Mill in July 2006, and Consumer Board, where deliveries were lower mainly due to several standstills at Enocell Pulp Mill during the period. Newsprint and Magazine Paper deliveries were higher, largely due to the acquisition of Arapoti Mill in September 2006. Industrial Packaging sales were higher, mainly due to higher sales prices and stronger market demand.

Operating profit from continuing operations excluding non-recurring items increased by EUR 165.0 million to EUR 831.6, million and was clearly higher in Wood Products due to higher sales prices, which more than offset wood cost increases. Operating profit was lower in Consumer Board, mainly due to higher wood costs and maintenance costs, and production curtailments at Enocell Pulp Mill. Operating profit was lower in Newsprint despite higher newsprint prices, because wood and recycled paper costs rose. Operating profit was lower in Magazine Paper due to the same reasons and lower sales prices. Operating profit was higher in Fine Paper because higher office paper prices more than offset higher maintenance costs and the divested Celbi Pulp Mill’s EUR 29.1 million operating profit in 2006. Operating profit was higher in Industrial Packaging mainly due to higher prices.

Changes in exchange rates, mainly depreciation of the US dollar, decreased operating profit from continuing operations by some EUR -40 million compared with the first nine months of 2006.

The share of associated company results, which are included in continuing operations, amounted to EUR 109.6 (EUR 62.0) million; the main contributions were from Bergvik Skog and Tornator, with EUR 48.0 million coming from the IAS 41 fair valuation of Finnish forest asset holdings.

Stora Enso Oyj
Business ID 1039050-8

Net financial items from continuing operations items were EUR -121.7 (EUR -10.7) million. The difference is mainly due to a non-recurring capital gain of EUR 130.0 million from the sale of shares in Sampo Oyj in the first quarter of 2006 and from the fair valuations of financial instruments.

Profit before tax and minority interests from continuing operations excluding non-recurring items increased by EUR 184.0 million to EUR 709.9 million.

Net taxes totalled EUR 50.6 (EUR 78.3) million.

Earnings per share from continuing operations excluding non-recurring items increased by EUR 0.19 to EUR 0.69. Earnings per share from continuing operations including non-recurring items were EUR 0.15 (EUR 0.50).

Discontinued Operations

Stora Enso North America has been classified as a discontinued operation according to IFRS, so its net result is reported in a single line after the net profit of continuing operations. The discontinued result includes the expected loss on disposal but excludes cumulative exchange rate differences and equity hedges.

The final result on disposal is subject to exchange rate and fair value changes and the financial results of the operations of Stora Enso North America before the actual divestment date, so the final outcome of the transaction is subject to change. Assets and liabilities of discontinued operations are presented in one line under current assets and in one line under current liabilities.

The operating profit from discontinued operations for the first nine months of 2007 was EUR -15.8 (EUR -10.1) million excluding EUR 32.4 (EUR -14.2) million of NRI. The expected loss on disposal is EUR 20.3 million, net of positive cumulative exchange differences and equity hedges. This expected loss on disposal is based on the exchange rates as at 30 September 2007.

Q3/2007 Results (compared with Q2/2007)

Sales from continuing operations at EUR 3 234.5 million were 3.6% lower than the previous quarter’s EUR 3 355.9 million. Deliveries increased in Magazine Paper, decreased in Wood Products, Consumer Board and Industrial Packaging, and were almost unchanged in the other segments.

Operating profit from continuing operations excluding non-recurring items were unchanged at EUR 252.0 million (EUR 252.4) million, which is 7.8% of sales. Operating profit decreased in Wood Products, mainly due to increased wood costs and lower deliveries partly related to seasonal slowdown in demand, but increased slightly in Magazine Paper and Fine Paper.

Changes in exchange rates, mainly depreciation of the US dollar, decreased operating profit from continuing operations by some EUR 12 million compared with the previous quarter.

Profit before tax from continuing operations amounted to EUR 225.1 (EUR 196.3) million excluding non-recurring items and EUR -324.3 (EUR 220.7) million including non-recurring items.

Earnings per share from continuing operations were EUR 0.23 (EUR 0.19) excluding non-recurring items and EUR -0.33 (EUR 0.22) including non-recurring items. Cash earnings per share from continuing operations were EUR 0.48 (EUR 0.46) excluding non-recurring items.

Stora Enso Oyj
Business ID 1039050-8

The return on capital employed from continuing operations was 9.4% (9.6%) excluding non-recurring items. Capital employed was EUR 10 696.2 million on 30 September 2007, a net decrease of EUR 1 894.6 million mainly due to restructuring of the Group and fixed asset and goodwill impairments.

Capital Structure

EUR million	31 Dec 06	30 Sep 06	30 Jun 07	30 Sep 07 incl. SENA	30 Sep 07 excl. SENA
Fixed assets	11 234.7	10 956.2	11 029.5	10 200.6	8 478.6
Discontinued operations					265.4
Associated companies	805.2	782.1	907.3	963.6	963.6
Operative working capital	2 183.6	2 314.4	2 497.4	2 527.3	2 338.3
Non-current interest-free items, net	-1 204.0	-1 352.3	-954.3	-929.4	-615.7
Operating Capital Total	13 019.5	12 700.4	13 479.9	11 762.1	11 430.2

Net tax liabilities	-873.4	-967.1	-889.1	-793.3	-734.0
Capital Employed	12 146.1	11 733.3	12 590.8	11 968.8	10 696.2

Equity attributable to Company shareholders	7 799.6	7 162.3	8 052.9	7 592.6	7 023.3
Equity in discontinued operations					569.3
Minority interests	103.5	91.8	117.0	43.6	43.6
Net interest-bearing liabilities	4 243.0	4 479.2	4 420.9	4 332.6	3 363.9
Discontinued operation					-303.9

Financing Total	12 146.1	11 733.3	12 590.8	11 968.8	10 696.2

SENA = Stora Enso North America

Financing (compared with Q2/07)

Cash flow from continuing operations was EUR 319.7 (EUR 368.6) million and cash flow after investing activities EUR 122.0 (EUR 191.3) million compared with the second quarter of 2007. Cash flow from continuing operations decreased as profitability declined.

At the end of the period, interest-bearing net liabilities from continuing operations were EUR 3 060.0 million, a decrease of EUR 1 360.9 million due to restructuring of the Group. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 1.6 billion.

Group Shareholders’ equity amounted to EUR 7 592.6 million or EUR 9.63 (EUR 10.21) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 September 2007 of EUR 10.8 billion.

The debt/equity ratio at 30 September 2007 was 0.57 (0.55); excluding Stora Enso North America, it was 0.44. The currency effect on equity was negative EUR 12.2 million net of the hedging of equity translation risks.

Stora Enso Oyj
Business ID 1039050-8

Cash Flow

EUR million	2006	Q1-Q3/06	Q1-Q3/07	Q3/06	Q2/07	Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Continuing Operations
Operating profit	741.5	487.1	294.6	83.2	276.8	-297.4
Adjustments*	780.8	564.0	1 061.8	123.6	171.4	672.2
Change in working capital	191.4	120.9	-446.4	343.1	-79.6	-55.1

Cash Flow from Operations	1 713.7	1 172.0	910.0	549.9	368.6	319.7	-41.9	-13.3	-22.4
Capital expenditure	-535.0	-369.4	-479.7	-121.0	-177.3	-197.7

Cash Flow after Investing Activities	1 178.7	802.6	430.3	428.9	191.3	122.0	-71.6	-36.2	-46.4
Discontinued Operations
Cash flow from a discontinued operation after investing activities	152.6	91.1	36.7	44.0	8.5	23.5

Total Cash Flow after Investing Activities	1 331.3	893.7	467.0	472.9	199.8	145.5	-69.2	-27.2	-47.7

*	Adjustments include depreciations, other non-cash income and expenses and capital gains and losses which are included in proceeds from the sale of fixed assets and shares.

Capital Expenditure for January–September 2007

Capital expenditure for the first nine months of 2007 totalled EUR 507.3 million, which is 66.8% of scheduled depreciation. The Group’s total capital expenditure for 2007 is expected to be in range of EUR 800-850 million.

The main projects during the first nine months were PM6 at Huatai in China (EUR 54.9 million), land acquisitions in South America (EUR 26.3 million), the third corrugated board plant in Russia (EUR 24.6 million), plantations at Guangxi in China (EUR 23.5 million), and woodhandling (EUR 22.7 million) and PM 3 (EUR 20.6 million) at Varkaus Mill in Finland.

Short-term Risks and Uncertainties

Short-term risks and uncertainties are further increases in wood and recycled fibre costs and weakening of the US dollar.

Near-term Market Outlook

In Europe economic activity is expected to remain stable, although uncertainty is growing. The market outlook continues to be challenging and the sharp depreciation of the US dollar is further increasing competition in the marketplace. Moderate demand for the Group’s products is anticipated, with a slight seasonal improvement in some of the business areas.

Demand for newsprint is forecast to be flat and prices unchanged, according to annual agreements. Magazine paper is benefiting from seasonally improved demand, which is expected to stay firm. However, market conditions in Europe will remain difficult and affected by US dollar weakness. Prices have stabilised, and some increases for non-contractual business in coated magazine paper are predicted,

Stora Enso Oyj
Business ID 1039050-8

but no change in uncoated magazine paper prices is foreseen. Forecasts for fine paper demand and price increases are moderating. Flat demand for consumer board is anticipated, with price rises partly offset by US dollar weakness. Demand for industrial packaging should remain good, supporting some further price increases.

Following the very strong first half of 2007, markets for wood products are now oversupplied, rapidly depressing the outlook for deliveries and prices. The outlook for the next two quarters is also impaired by a temporary slowdown in demand in Japan. Raw material costs in Finland, Russia and the Baltic States are at record highs.

In Latin America coated magazine paper demand and prices are expected to improve slightly. In China demand for coated fine paper remains moderate, although some prices are rising.

Stora Enso maintains its cost inflation forecast of about 3.5% for the full year 2007.

Third Quarter Events

July

Stora Enso announced a quality-driven investment of EUR 15 million to upgrade board manufacturing at its Imatra mills in Finland. The annual production capacity of board machine 5 will be increased from 240 000 to 250 000 tonnes of liquid packaging board (LPB) in a project started in July 2007 and to be completed in September 2008.

Stora Enso decided to start a pre-feasibility study for a pulp and paper mill complex in Nizhny Novgorod, Russia, which will be undertaken in close co-operation with the Russian government. The objective is to manufacture paper for Russian consumers from Russian wood – in Russia.

August

Stora Enso announced that it had acquired 28% of the shares in Stora Enso Poland (formerly Intercell S.A.) from the State of Poland at a price of EUR 64 million. Following this acquisition, Stora Enso holds 95% of the shares in the company. The remaining shares, owned by the Polish State, will be distributed to current and retired employees of Stora Enso Poland. Stora Enso intends to purchase these remaining shares as soon as feasible. Ongoing analyses include a study into securing the containerboard supply for Stora Enso’s corrugated packaging plants by possibly building a new containerboard machine.

September

Stora Enso and Arauco concluded their exclusive negotiations and reached agreement for Stora Enso to sell 100% of the Arapoti sawmill in Brazil, 80% of the shares of the forest holding company and 20% of the shares of the coated paper mill company to Arauco. The transactions are expected to be completed by the end of October 2007.

Stora Enso announced that it will divest its Reisholz Mill site real estate to Slough Estates Commercial Properties, a fully owned subsidiary of SEGRO plc, a Real Estate Investment Trust (REIT) based in the United Kingdom. As announced on 4 October 2006, Stora Enso will close down Reisholz Mill by the end of 2007. The mill’s two paper machines will cease production by year end and will then be scrapped.

Stora Enso Oyj
Business ID 1039050-8

Inspections by Competition Authorities

On 19 July 2007, following a jury trial in the US Federal District Court in Hartford, Connecticut, Stora Enso was found not guilty of charges relating to the sale of coated magazine paper in the USA in 2002 and 2003.

Coincident with this case, Stora Enso has been named in a number of class action lawsuits filed in the USA.

As a result of an investigation, the Finnish Competition Authority has proposed to the Finnish Market Court that a fine of EUR 30 million be imposed on Stora Enso for violating competition laws in the purchasing of wood in Finland in the period from 1997 to 2004. Stora Enso considers the proposal groundless.

No provision has been made in Stora Enso’s accounts for the above-mentioned investigation and lawsuits.

Changes in Group Composition

On 21 September 2007 Stora Enso signed a definitive agreement to sell its North American subsidiary Stora Enso North America, Inc to NewPage Holding Corporation. The combined company, to be called NewPage, will be among the North American leaders in its field. The transaction is expected to be finalised during the first quarter of 2008, subject to customary regulatory approvals. Stora Enso will hold 19.9% of the new company shares. They are considered as a financial investment.

Changes in Group Management and Organisational Structure

Kai Korhonen relinquished the position of Senior Executive Vice President, Packaging Boards and member of the Executive Management Group (EMG) on 31 August 2007. He will continue to undertake special assignments for CEO Jouko Karvinen until the end of 2007.

Jussi Huttunen, Senior Executive Vice President, Market Services left Stora Enso in July 2007.

Following his special assignments period, former CEO Jukka Härmälä retired from Stora Enso at the end of August 2007.

On 5 September 2007 Stora Enso announced the reorganisation of its operations with immediate effect from four divisions into the following seven current business areas: Fine Paper, Merchants, Consumer Board, Industrial Packaging, Magazine Paper, Newsprint and Wood Products, plus North America, which was divested later that month as noted above. Following this reorganisation, Stora Enso has a single management group called the Group Executive Team (GET). In addition to CEO Jouko Karvinen, the other GET members are:

Hannu Ryöppönen, Deputy CEO and CFO

Hannu Alalauri, EVP Magazine Paper

Aulis Ansaharju, EVP Fine Paper, Country Manager Finland

Mats Nordlander, EVP Consumer Board, Merchants and Market Services

Veli-Jussi Potka, EVP Industrial Packaging

Elisabet Salander Björklund, EVP Wood Products, Wood Supply and Pulp Supply

Juha Vanhainen, EVP Newsprint

Christer Ågren, EVP Corporate Services, Country Manager Sweden

Bernd Rettig, EVP Technology and R&D, Operations Improvement, Logistics, Energy and Investments, Country Manager Germany

Stora Enso Oyj
Business ID 1039050-8

Share Capital

During the quarter 3 400 A shares were converted into R shares. The conversion was recorded in the Finnish Trade Register on 14 September 2007.

During the quarter the Company allocated 3 854 repurchased R shares under the terms of the Stora Enso North America Option Plan.

On 30 September 2007 Stora Enso had 177 814 410 A shares and 611 724 089 R shares in issue, of which the Company held no A shares and 934 668 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company’s share capital and 0.04% of the voting rights.

This report is unaudited.

Helsinki, 25 October 2007

Stora Enso Oyj

Board of Directors

Stora Enso Oyj
Business ID 1039050-8

Segments Q3/2007 compared with Q3/2006

Newsprint

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change% Q1-Q3/07- Q1-Q3/06
Sales	1 704.0	427.2	429.9	430.0	1 255.3	1 298.6	0.7	0.0	3.4
Operating profit*	232.1	61.0	50.2	52.2	174.5	163.5	-14.4	4.0	-6.3
% of sales	13.6	14.3	11.7	12.1	13.9	12.6	-15.4	3.4	-9.4
ROOC, %**	16.7	17.2	14.7	15.6	16.6	16.0	-9.3	6.1	-3.6
Deliveries, 1 000 t	3 091	765	749	753	2 279	2 258	-1.6	0.5	-0.9
Production, 1 000 t	3 096	791	746	795	2 309	2 326	0.5	6.6	0.7

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Newsprint sales were EUR 430.0 million, roughly on a similar level compared with the third quarter of 2006. Operating profit was EUR 52.2 million, 14% lower than a year earlier due to price rises for raw materials such as wood and recovered paper, and unfavourable trends in exchange rates.

Newsprint production will be curtailed during the fourth quarter of 2007 to reduce inventory level.

Markets

Compared with Q3/2006

In Europe demand for newsprint was slightly weaker than a year earlier as advertising and paid newspaper circulations decreased, although circulations of free newspapers increased. Prices, but also producer inventories, were higher than a year ago.

Compared with Q2/2007

In Europe demand weakened as circulations and print advertising declined, but prices remained stable. Imports into Europe, mainly from Canada, have led to a further increase in producer inventories in Europe.

Magazine Paper

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Sales	2 220.3	570.7	552.9	587.3	1 631.0	1 706.8	2.9	6.2	4.6
Operating profit*	70.7	12.0	9.6	17.0	48.3	39.6	41.7	77.1	-18.0
% of sales	3.2	2.1	1.7	2.9	3.0	2.3	38.1	70.6	-23.3
ROOC, %**	3.5	2.4	1.9	3.6	3.2	2.7	50.0	89.5	-15.6
Deliveries, 1 000 t	2 765	708	717	774	2 004	2 208	9.3	7.9	10.2
Production, 1 000 t	2 772	673	739	745	2 035	2 221	10.7	0.8	9.1

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Stora Enso Oyj
Business ID 1039050-8

Magazine paper sales were EUR 587.3 million, up 3% on the third quarter of 2006 mainly because Arapoti Mill was consolidated from the beginning of September 2006. Operating profit was up on the previous year at EUR 17.0 million, as higher coated magazine paper deliveries and restructuring benefits outweighed lower prices, unfavourable exchange rate trends and price rises for pulp, wood and recovered paper, the main raw materials.

As announced in October 2006, the uncoated magazine paper mill at Reisholz in Germany will permanently cease production in December 2007.

In the fourth quarter of 2007 there will be production curtailments at the pulp mills at Kemijärvi and Sunila to reduce marginal wood costs through volume reduction.

Markets

Compared with Q3/2006

In Europe demand for magazine paper was clearly stronger than a year ago, but prices were lower in all grades. Producer inventories were unchanged in uncoated grades, but lower in coated grades.

In Latin America demand for coated magazine paper was much stronger, but prices were lower than a year earlier.

Compared with Q2/2007

In Europe demand for magazine paper seasonally strengthened, especially for uncoated grades, and producer inventories decreased. Prices remained virtually unchanged for all grades, but price rises for non-contractual business have been announced for the fourth quarter.

In Latin America demand improved considerably but prices declined.

Fine Paper

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change% Q1-Q3/07- Q1-Q3/06
Sales	2 261.8	538.1	522.8	529.7	1 719.7	1 629.5	-1.6	1.3	-5.2
Operating profit*	152.7	29.8	34.6	38.6	124.5	133.4	29.5	11.6	7.1
% of sales	6.8	5.5	6.6	7.3	7.2	8.2	32.7	10.6	13.9
ROOC, %**	7.1	5.5	6.5	7.3	7.8	8.7	32.7	12.3	11.5
Deliveries, 1 000 t	3 022	736	689	696	2 292	2 145	-5.4	1.0	-6.4
Production, 1 000 t	3 032	730	720	705	2 295	2 163	-3.4	-2.1	-5.8

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 529.7 million, down 2% on the third quarter of 2006 due to the permanent shutdown of Berghuizer PM 7 in April 2007. Operating profit was EUR 38.6 million, up 30% on the third quarter of 2006 due to higher prices, despite increased wood costs and the EUR 2.5 million impact of the divestment of Celbi Pulp Mill.

Stora Enso Oyj
Business ID 1039050-8

Markets

Compared with Q3/2006

In Europe coated fine paper demand was slightly stronger than a year ago due to economic growth, but coated fine paper prices were unchanged. Industry inventories were lower but Stora Enso inventories were higher than a year ago. Uncoated fine paper demand was also slightly stronger due to economic growth, and uncoated fine paper prices and industry inventories were higher than a year ago.

In China demand for coated fine paper was stronger and prices higher than a year ago.

Compared with Q2/2007

In Europe coated fine paper demand strengthened marginally for seasonal reasons, but prices decreased slightly. Industry and Stora Enso inventories decreased. Uncoated fine paper demand seasonally weakened slightly, but prices continued to rise. Industry uncoated fine paper inventories increased.

In China coated fine paper demand continued to strengthen and prices rose slightly.

Merchants

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change% Q1-Q3/07- Q1-Q3/06
Sales	1 907.2	450.1	479.4	474.4	1 399.0	1 486.7	5.4	-1.0	6.3
Operating profit*	32.7	7.7	8.2	7.9	20.2	32.7	2.6	-3.7	61.9
% of sales	1.7	1.7	1.7	1.7	1.4	2.2	0.0	0.0	57.1
ROOC, %**	5.5	5.8	6.2	6.1	4.5	8.2	5.2	-1.6	82.2

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Sales were EUR 474.4 million, up 5% on the third quarter of 2006 mainly due to higher sales volumes. Sales prices were largely unchanged. Operating profit was EUR 7.9 million, up 3% on a year earlier due to increased sales volumes with stable margins and costs.

Consumer Board

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change% Q1-Q3/07- Q1-Q3/06
Sales	2 331.9	603.4	570.1	562.1	1 771.7	1 721.8	-6.8	-1.4	-2.8
Operating profit*	240.9	64.3	29.0	27.0	201.5	128.4	-58.0	-6.9	-36.3
% of sales	10.3	10.7	5.1	4.8	11.4	7.5	-55.1	-5.9	-34.2
ROOC, %**	11.9	12.7	5.9	5.9	13.3	9.2	-53.5	0.0	-30.8
Deliveries, 1 000 t	2 537	649	640	632	1 928	1 910	-2.6	-1.3	-0.9
Production, 1 000 t	2 566	631	628	621	1 953	1 895	-1.6	-1.1	-3.0

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Stora Enso Oyj
Business ID 1039050-8

Consumer board sales were EUR 562.1 million, down 7% on the third quarter of 2006 as volumes decreased slightly due to planned maintenance stoppages at Skoghall and Imatra that were clearly longer than a year ago. Operating profit was EUR 27.0 million, down 58% on a year earlier due to higher costs, especially the sharp rise in wood costs, and the planned maintenance stoppages and production standstills at Enocell Pulp Mill. Unfavourable exchange rate trends offset some of the improvement in sales prices.

Markets

Compared with Q3/2006

Deliveries were somewhat lower and prices slightly higher than a year earlier.

Compared with Q2/2007

Deliveries decreased slightly but prices increased slightly.

Stora Enso Oyj
Business ID 1039050-8

Industrial Packaging

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Sales	970.7	245.3	274.2	267.8	712.2	808.1	9.2	-2.3	13.5
Operating profit*	85.0	26.1	29.7	24.9	62.7	83.9	-4.6	-16.2	33.8
% of sales	8.8	10.6	10.8	9.3	8.8	10.4	-12.3	-13.9	18.2
ROOC, %**	13.6	16.8	18.3	15.1	13.4	17.3	-10.1	-17.5	29.1
Deliveries, 1 000 t	1 006	255	273	257	758	809	0.8	-5.9	6.7
Production, 1 000 t	1 014	259	274	253	753	798	-2.3	-7.7	6.0

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Industrial packaging sales were EUR 267.8 million, up 9% on the third quarter of 2006 due to higher sales prices for containerboards and corrugated packaging, and increased volumes in corrugated packaging and cores, although maintenance and investment stoppages reduced deliveries of paper and board. Operating profit was EUR 24.9 million, down 5% on the previous year due to the maintenance and investment stoppages and higher recycled fibre costs, despite the substantial rise in containerboard prices as demand strengthened.

Markets

Compared with Q3/2006

Corrugated packaging and core prices were higher, containerboard prices substantially higher, and coreboard prices slightly higher than a year earlier. Demand was stronger than a year ago.

Compared with Q2/2007

Containerboard prices rose, and corrugated packaging and coreboard prices also rose slightly. Demand remained good, with corrugated packaging and core deliveries unchanged, but paper and board deliveries were decreased by the maintenance and investment stoppages.

Wood Products

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Sales	1 673.0	417.8	525.7	461.4	1 232.7	1 459.4	10.4	-12.2	18.4
Operating profit*	63.4	22.0	59.3	37.1	41.1	151.2	68.6	-37.4	n/m
% of sales	3.8	5.3	11.3	8.0	3.3	10.4	50.9	-29.2	n/m
ROOC, %**	8.0	10.9	28.6	18.9	6.9	26.5	73.4	-33.9	n/m
Deliveries, 1 000 m3	6 551	1 589	1 763	1 545	4 898	4 927	-2.8	-12.4	0.6

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Stora Enso Oyj
Business ID 1039050-8

Wood product sales were EUR 461.4 million, up 10% on the third quarter of 2006 mainly due to higher sales prices. Operating profit was EUR 37.1 million, up 69% on a year earlier as higher sales prices more than compensated for significant increases in raw material prices.

Stora Enso Wood Products will be curtailing whitewood production in Finland during the fourth quarter of 2007 due to the excess inventories and very high wood costs.

Markets

Compared with Q3/2006

A year ago demand was good in all main markets in Europe, Japan, the Middle-East and North Africa, stock levels were very low and there were shortages of raw material. Prices were higher in the third quarter of 2007 than a year earlier. Demand has stayed firm in most markets, but oversupply increased inventories.

Compared with Q2/2007

Markets were very strong in the first half of 2007, boosting profitability throughout the industry. However, a temporary demand slowdown in Japan, combined with the continued heavy oversupply in Central Europe due to winter storm Kyrill and a seasonal slowdown in markets, rapidly led to excess stocks in all the main market areas. Raw material costs in Finland, Russia and the Baltic States have reached record highs. The oversupply and excess inventories in combination with record high raw material costs are putting industry profit margins under rapidly increasing pressure.

Stora Enso Oyj
Business ID 1039050-8

Financials

Key Ratios

	2005	2006	Q1-Q3/06	Q1-Q3/07	Q3/06	Q2/07	Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Continuing Operations
Earnings per share (basic), EUR	0.09	0.88	0.50	0.15	0.12	0.22	-0.33	n/a	n/a	-70.0
Earnings per share excluding NRI, EUR	0.33	0.69	0.50	0.69	0.21	0.19	0.23	9.5	21.1	38.0
Cash earnings per share (CEPS), EUR	1.34	2.24	1.52	1.65	0.58	0.49	0.61	5.2	24.5	8.6
CEPS excluding NRI, EUR	1.46	1.84	1.34	1.48	0.49	0.46	0.48	-2.0	4.3	10.4

Return on capital employed (ROCE), %	2.3	7.3	6.6	3.8	3.4	10.5	-11.1	n/a	n/a	-42.4
ROCE excluding NRI, %	4.7	8.7	9.0	10.6	10.0	9.6	9.4	-6.0	-2.1	17.8
Return on equity (ROE), %*	-1.4	7.7	5.9	-1.4	3.2	7.2	-22.3	n/a	n/a	n/a
Debt/equity ratio*	0.70	0.54	0.63	0.57	0.63	0.55	0.57	-9.5	3.6	-9.5
Equity per share, EUR*	9.16	9.89	9.08	9.63	9.08	10.21	9.63	6.1	-5.7	6.1
Equity ratio, %*	41.0	45.3	42.3	45.5	42.3	46.7	45.5	7.6	-2.6	7.6

Operating profit, % of sales	1.9	5.7	5.1	2.9	2.6	8.2	-9.2	n/a	n/a	-43.1
Operating profit excluding NRI, % of sales	3.9	6.8	6.9	8.3	7.7	7.5	7.8	1.3	4.0	20.3
Capital expenditure, EUR million*	1 145.3	583.4	403.7	507.3	128.7	187.1	211.3	64.2	12.9	25.7
Capital employed, EUR million	10 049	10 221	9 664	10 696	9 664	10 692	10 696	10.7	0.0	10.7
Interest-bearing net liabilities, EUR million*	5 084	4 243	4 479	4 333	4 479	4 421	4 333	-3.3	-2.0	-3.3

Average number of employees	41 390	41 036	42 540	39 848	42 540	39 605	39 848	-6.3	0.6	-6.3
Average number of shares (million) periodic	798.7	788.6	788.6	788.6	788.6	788.6	788.6
cumulative	798.7	788.6	788.6	788.6	788.6	788.6	788.6
cumulative, diluted	799.2	788.9	789.1	788.9	789.1	788.9	788.9

NRI = Non-recurring items

*	Total operations

Stora Enso Oyj
Business ID 1039050-8

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 06	30 Sep 07	31 Dec 06	30 Sep 07
SEK	9.0404	9.2147	9.2517	9.2365
USD	1.3170	1.4179	1.2563	1.3449
GBP	0.6715	0.6968	0.6819	0.6766
CAD	1.5281	1.4122	1.4247	1.4849

Transaction Risk and Hedges in Main Currencies as at 30 September 2007

EUR million	USD	GBP	SEK	JPY
Estimated annual net operating cash flow exposure	1 000	600	-1 000	210
Transaction hedges as at 30 Sep.	289	177	-572	76
Hedging percentage as at 30 Sep. for the next 12 months	29%	29%	57%	36%

Stora Enso Oyj
Business ID 1039050-8

Condensed Consolidated Income Statement

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07	Change % Q3/07- Q3/06	Change % Q3/07- Q2/07	Change % Q1-Q3/07- Q1-Q3/06
Continuing Operations
Sales	12 957.2	3 212.2	3 355.9	3 234.5	9 637.3	10 000.9	0.7	-3.6	3.8
Other operating income	372.3	233.6	40.2	27.2	331.8	85.7	-88.4	-32.3	-74.2
Materials and services	-7 149.7	-1 820.6	-1 891.0	-2 148.2	-5 310.7	-5 928.4	-18.0	-13.6	-11.6
Freight and sales commissions	-1 634.0	-402.4	-399.4	-124.7	-1 218.9	-920.4	69.0	68.8	24.5
Personnel expenses	-1 890.5	-434.5	-480.3	-451.6	-1 433.1	-1 390.8	-3.9	6.0	3.0
Other operating expenses	-933.8	-357.6	-155.8	-154.6	-779.7	-476.9	56.8	0.8	38.8
Share of results of associated companies	88.0	13.1	20.0	65.5	62.0	109.6	n/m	n/m	76.8
Depreciation and impairment	-1 068.0	-360.6	-212.8	-745.5	-801.6	-1 185.1	-106.7	-250.3	-47.8

Operating Profit / (Loss)	741.5	83.2	276.8	-297.4	487.1	294.6	n/m	n/m	-39.5
Net financial items	-30.3	-24.7	-56.1	-26.9	-10.7	-121.7	-8.9	52.0	n/m

Profit / (Loss) before Tax	711.2	58.5	220.7	-324.3	476.4	172.9	n/a	n/a	-63.7
Income tax	-10.8	34.6	-41.5	60.2	-78.3	-50.6	74.0	n/a	35.4

Net Profit /(Loss) for the Period from Continuing Operations	700.4	93.1	179.2	-264.1	398.1	122.3	n/a	n/a	-69.3
Discontinued Operation
Loss after tax for the period from a discontinued operation	-111.2	-36.0	-35.3	-177.0	-73.7	-197.0	n/m	n/m	n/m

Net Profit /(Loss) for the Period	589.2	57.1	143.9	-441.1	324.4	-74.7	n/a	n/a	n/a

Attributable to:
Equity holders of the Parent Company	585.0	58.9	141.3	-439.9	322.0	-79.4	n/a	n/a	n/a
Minority interests	4.2	-1.8	2.6	-1.2	2.4	4.7	n/m	n/m	n/m

	589.2	57.1	143.9	-441.1	324.4	-74.7	n/a	n/a	n/a

Earnings per Share
Basic earnings per share, EUR	0.74	0.07	0.18	-0.56	0.41	-0.10	n/a	n/a	n/a
Diluted earnings per share, EUR	0.74	0.07	0.18	-0.56	0.41	-0.10	n/a	n/a	n/a
Earnings per Share from Continuing Operations
Basic earnings per share, EUR	0.88	0.12	0.22	-0.33	0.50	0.15	n/a	n/a	-70.0
Diluted earnings per share, EUR	0.88	0.12	0.22	-0.33	0.50	0.15	n/a	n/a	-70.0

Stora Enso Oyj
Business ID 1039050-8

Consolidated Statement of Recognised Income & Expense

EUR million	2006	Q3/06	Q2/07	Q3/07	Q1-Q3/06	Q1-Q3/07
Total Operations
Defined benefit plan actuarial gains / (losses)	135.1	—	2.6	-2.1	—	0.5
Tax on actuarial movements	-46.6	—	-0.7	0.6	—	-0.1
Aggregate fair value movements in Available-for-Sale assets	251.6	6.2	169.7	-7.3	-103.1	213.5
Currency and commodity hedges	-45.3	3.8	53.8	17.6	90.1	33.9
Associate hedges	11.1	0.1	3.4	1.7	7.2	5.0
Tax on Other Comprehensive Income Movements (OCI)	50.2	-4.3	-17.2	-4.0	—	-11.0
Currency translation movements on equity net investments (CTA)	-86.4	-6.6	66.4	-29.5	-77.2	-32.1
Equity net investment hedges	118.0	0.1	-9.1	11.9	75.9	34.9
Tax on equity hedges	-30.7	0	2.3	-3.1	-19.7	-9.1

Net Income & Expense Recognised directly in Equity	357.0	-0.7	271.2	-14.2	-26.8	235.5
Net profit / (loss) for the period	589.2	57.1	143.9	-441.1	324.4	-74.7

Total Recognised Income & Expense for the Period	946.2	56.4	415.1	-455.3	297.6	160.8

Attributable to:
Equity holders of the Parent Company	942.0	58.2	412.5	-454.1	295.2	156.1
Minority interests	4.2	-1.8	2.6	-1.2	2.4	4.7

Total Recognised Income & Expense for the Period	946.2	56.4	415.1	-455.3	297.6	160.8

Stora Enso Oyj
Business ID 1039050-8

Condensed Consolidated Cash Flow Statement

EUR million	Q1-Q3/06	Q1-Q3/07
Cash Flow from Operating Activities
Operating profit from continuing operations	462.8	294.6
Operating profit from a discontinued operation	—	-145.5
Adjustments	706.6	1 359.2
Change in net working capital	135.1	-534.0
Change in short-term interest-bearing receivables	-10.8	3.2

Cash Flow Generated by Operations	1 293.7	977.5
Net financial items	-188.2	-110.3
Income taxes paid	-131.6	-114.6

Net Cash Provided by Operating Activities	973.9	752.6

Cash Flow from Investing Activities
Acquisitions of subsidiaries	-335.4	-71.2
Acquisitions of associated companies	-19.4	-81.3
Proceeds from sale of fixed assets and shares	650.6	79.1
Capital expenditure	-403.7	-507.3
Proceeds from (payment of) the non-current receivables, net	-17.5	18.1

Net Cash Used in Investing Activities	-125.4	-562.6

Cash Flow from Financing Activities
Change in long-term liabilities	4.9	-300.6
Change in short-term borrowings	-462.1	393.2
Dividends paid	-354.9	-354.9
Minority equity injections less dividends	-1.1	7.1
Options exercised	-1.7	-1.2
Repurchase / Sale of own shares	0.2	0.2

Net Cash Used in Financing Activities	-814.7	-256.2

Net Increase (Decrease) in Cash and Cash Equivalents	33.8	-66.2
Cash and bank in acquired companies	1.6	—
Cash and bank in sold companies	-19.4	—
Translation adjustment	-9.0	-9.2
Net cash and cash equivalents at the beginning of period	149.5	309.6

Net Cash and Cash Equivalents at Period End	156.5	234.2

Cash and Cash Equivalents at Period End	301.4	344.7
Bank Overdraft at Period End	-144.9	-110.5

Net Cash and Cash Equivalents at Period End	156.5	234.2

Acquisitions of Subsidiary Companies
Cash and cash equivalents	1.6	—
Working capital	92.9	—
Operating fixed assets	241.9	—
Interest-bearing assets	-3.1	—
Tax liabilities	2.5	—
Interest-bearing liabilities	-1.2	—
Non-cash share exchange	0.0	—
Minority interests	0.8	71.2

Fair Value of Net Assets	335.4	71.2
Goodwill	—	—

Total Purchase Consideration	335.4	71.2

Disposal of Subsidiary Companies
Cash and cash equivalents	19.4	—
Working capital	59.9	1.0
Operating fixed assets	256.4	1.1
Interest-bearing assets	1.0	—
Tax liabilities	-25.7	—
Interest-bearing liabilities	-11.8	-0.1
Minority interests	—	-0.5

Net Assets in Divested Companies	299.2	1.5
Income Statement capital gain (goodwill realised)	166.1	0.5

Total Disposal Consideration	465.3	2.0

Stora Enso Oyj
Business ID 1039050-8

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2006	Q1-Q3/06	Q1-Q3/07
Carrying value at 1 January	11 213.2	11 213.2	10 440.4
Acquisition of subsidiary companies	283.1	241.9	—
Additions	559.1	381.5	475.2
Additions in biological assets	24.3	22.2	32.1
Change in emission rights	54.4	61.7	-90.6
Disposals	-237.3	-256.5	-46.5
Discontinued operation			-1 722.2
Depreciation, amortisation and impairment Cont. Oper.	-1 068.0	-801.6	-1 185.1
Depreciation, amortisation and impairment Disc. Oper.	-189.7	-142.6	-295.6
Translation difference and other	-198.7	-166.9	-129.3

Balance Sheet Total	10 440.4	10 552.9	7 478.4

Borrowings

EUR million	31 Dec 2006	30 Sep 2006	30 Sep 2007
Non-current borrowings	4 081.0	4 200.8	2 646.7
Current borrowings	1 146.9	1 085.0	1 246.3

	5 227.9	5 285.8	3 893.0

	2006	Q1-Q3/06	Q1-Q3/07
Carrying value at 1 January	6 055.6	6 055.6	5 227.9
Debt acquired with new subsidiaries	4.4	1.2	—
Debt disposed with sold subsidiaries	-12.0	-11.8	—
Proceeds from / payments of borrowings (net)	-683.7	-460.8	-101.0
Discontinued operation			-1 149.0
Translation difference and other	-136.4	-298.4	-84.9

Total Borrowings	5 227.9	5 285.8	3 893.0

Stora Enso Oyj
Business ID 1039050-8

Discontinued Operations

EUR million	Q1-Q3/07
Sales	1457.5
Operating costs	-1 440.9

Operating profit before remeasurement to fair value	16.6
(Loss) recognized on the remeasurement to fair value*	-162.1

Operating (loss)	-145.5
Net financial items	-47.6

(Loss) before tax	-193.1
Tax related to operations**	-3.9

(Loss) after tax from a discontinued operation	-197.0

Net cash provided by operating activities	22.1
Net cash used in investing activities	-28.6
Net cash provided by financing activities	33.3

Net increase (decrease) in cash and cash equivalents	26.8

*	Excludes CTA & Equity Hedge gain of EUR 141.8 million
**	Excludes non-cash tax on CTA & Equity Hedge of (EUR 185.9) million

Stora Enso Oyj
Business ID 1039050-8

Condensed Consolidated Balance Sheet

EUR million		31 Dec 06	30 Sep 06	30 Sep 07
Assets

Fixed Assets and Other Non-current Investments
Fixed assets	O	10 230.8	10 299.4	7 332.8
Biological assets	O	111.5	148.1	138.1
Emission rights	O	98.1	105.4	7.5
Investment in associated companies	O	805.2	782.1	963.6
Available-for-sale: Listed securities	I	41.2	81.4	48.0
Available-for-sale: Unlisted shares	O	794.3	403.3	1 000.2
Non-current loan receivables	I	149.2	143.0	129.2
Deferred tax assets	T	53.5	60.7	82.7
Other non-current assets	O	61.1	28.0	19.6

		12 344.9	12 051.4	9 721.7

Current Assets
Inventories	O	2 019.5	2 053.7	2 073.0
Tax receivables	T	124.8	156.5	175.6
Operative receivables	O	2 156.6	2 289.7	2 138.7
Interest-bearing receivables	I	185.5	280.8	171.8
Cash and cash equivalents	I	609.0	301.4	180.1

		5 095.4	5 082.1	4 739.2
Assets of disposal group classified as held for sale		—	—	2 332.9

		5 095.4	5 082.1	7 072.1

Total Assets		17 440.3	17 133.5	16 793.8

Equity and Liabilities

Equity attributable to Company shareholders		7 799.6	7 162.3	7 592.6
Minority interests		103.5	91.8	43.6

Total Equity		7 903.1	7 254.1	7 636.2

Non-current Liabilities
Post-employment benefit provisions	O	763.1	898.8	347.8
Other provisions	O	308.3	246.7	96.3
Deferred tax liabilities	T	793.0	848.3	735.7
Non-current debt	I	4 081.0	4 200.8	2 646.7
Other non-current operative liabilities	O	193.7	234.8	191.2

		6 139.1	6 429.4	4 017.7

Current Liabilities
Current portion of long-term debt	I	630.2	625.7	408.3
Interest-bearing liabilities	I	516.7	459.3	838.0
Operative liabilities	O	1 992.5	2 029.0	1 873.4
Tax liabilities	T	258.7	336.0	256.6

		3 398.1	3 450.0	3 376.3
Liabilities directly associated with the assets classified as held for sale		—	—	1 763.6

		3 398.1	3 450.0	5 139.9

Total Liabilities		9 537.2	9 879.4	9 157.6

Total Equity and Liabilities		17 440.3	17 133.5	16 793.8

Items designated with “O” comprise Operating Capital

Items designated with “I” comprise Interest-bearing Net Liabilities

Items designated with “T” comprise Net Tax Liabilities

Items designated with “A” comprise Associate Companies

Stora Enso Oyj
Business ID 1039050-8

Changes in Group Shareholders’ Equity

EUR million	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 525.0	7 625.4
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net loss for the period	—	—	—	—	0.2	-111.1	-110.9
Net income recognized directly to equity	—	—	—	400.4	91.6	-33.2	458.8

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	4 972.2	7 220.1

Cancellation of Stora Enso Oyj shares	-39.9	-15.9	249.1	—	—	-193.3	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-1.7	0.2	—	—	—	-1.5
Net profit for the period	—	—	—	—	3.4	322.0	325.4
Net expense recognized directly to equity	—	—	—	-5.8	-21.0	—	-26.8

Balance at 30 September 2006	1 342.2	767.2	-10.6	462.2	-144.7	4 746.0	7 162.3

Options exercised	—	-0.3	0.1	—	—	—	-0.2
Buy-out of minority interests	—	—	—	—	—	-0.1	-0.1
Net profit for the period	—	—	—	—	-9.2	263.0	253.8
Net income recognized directly to equity	—	—	—	273.4	21.9	88.5	383.8

Balance at 31 December 2006	1 342.2	766.9	-10.5	735.6	-132.0	5 097.4	7 799.6

Dividend (EUR 0.45 per share)						-354.9	-354.9
Options exercised		-1.2	0.2		8.5	-8.5	-1.0
Buy-out of minority interests						0.9	0.9
Net loss for the period					-16.6	-79.4	-96.0
Net income recognized directly to equity				241.4	2.2	0.4	244.0

Balance at 30 September 2007	1 342.2	765.7	-10.3	977.0	-137.9	4 655.9	7 592.6

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Stora Enso Oyj
Business ID 1039050-8

Commitments and Contingencies

EUR million	31 Dec 06	30 Sep 06	30 Sep 07
On Own Behalf
Pledges given	1.0	1.1	0.8
Mortgages	146.8	186.9	129.6
On Behalf of Associated Companies
Mortgages	0.8	0.9	0.0
Guarantees	343.0	348.7	261.5
On Behalf of Others
Guarantees	9.5	11.4	9.9
Other Commitments, Own
Leasing commitments, in next 12 months	38.4	34.1	31.1
Leasing commitments, after next 12 months	130.3	131.8	117.7
Pension liabilities	0.2	0.4	0.2
Other commitments	17.1	87.2	17.0

Total	687.1	802.5	567.8

Pledges given	1.0	1.1	0.8
Mortgages	147.6	187.8	129.6
Guarantees	352.5	360.1	271.4
Leasing commitments	168.7	165.9	148.8
Pension liabilities	0.2	0.4	0.2
Other commitments	17.1	87.2	17.0

Total	687.1	802.5	567.8

Purchase Agreement Commitments

EUR million	Scheduled Contract Payments
Type of Supply	Contract Total	2007	2008-9	2010-11	2012+
Fibre	2 322	132	458	413	1 319
Energy	843	94	492	241	16
Logistics	628	56	173	105	294
Other Production costs	175	43	16	7	109

	3 968	325	1 139	766	1 738
Capital Expenditure	265	177	88	0	0

Total Contractual Commitments	4 233	502	1 227	766	1 738

Stora Enso Oyj
Business ID 1039050-8

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 06	30 Sep 06	30 Sep 07
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	48.1	69.7	75.8	-46.5	29.3
Interest rate options	-1.8	-2.1	0.1	-1.9	-1.8
Cross-currency swaps	-1.2	-3.0	0.0	0.0	0.0
Forward contracts	28.2	-4.9	10.2	-25.4	-15.2
FX options	5.9	1.8	16.9	-1.1	15.8
Commodity contracts	63.2	208.6	95.1	-1.9	93.2
Equity swaps	7.0	14.1	34.4	-9.3	25.1
Equity options			0.2	0.0	0.2

Total	149.4	284.2	232.7	-86.1	146.6

Stora Enso Oyj
Business ID 1039050-8

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 06	30 Sep 06	30 Sep 07
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	177.4	100.0	0.0
Maturity 2–5 years	2 152.1	2 260.4	2 285.2
Maturity 6–10 years	2 490.5	2 291.8	2 612.6

	4 820.0	4 652.2	4 897.8
Interest rate options	318.0	308.9	595.2

Total	5 138.0	4 961.1	5 493.0

Foreign Exchange Derivatives
Cross-currency swap agreements	6.9	43.6	0.0
Forward contracts	1 778.4	1 706.5	1 903.1
FX Options	662.8	985.3	2 082.6

Total	2 448.1	2 735.4	3 985.7

Commodity Derivatives
Commodity contracts	635.8	592.3	502.5

Total	635.8	592.3	502.5

Equity swaps
Equity swaps	328.6	370.8	220.4
Equity options			4.3

Total	328.6	370.8	224.7

Sales by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07	Q3/07
Newsprint	406.6	421.5	427.2	448.7	1 704.0	438.7	429.9	430.0
Magazine Paper	533.6	526.7	570.7	589.3	2 220.3	566.6	552.9	587.3
Fine Paper	609.3	572.3	538.1	542.1	2 261.8	577.0	522.8	529.7
Merchants	496.3	452.6	450.1	508.2	1 907.2	532.9	479.4	474.4
Consumer Board	584.5	583.8	603.4	560.2	2 331.9	589.6	570.1	562.1
Industrial Packaging	225.8	241.1	245.3	258.5	970.7	266.1	274.2	267.8
Wood Products	389.1	425.8	417.8	440.3	1 673.0	472.3	525.7	461.4
Other and elimination	-53.3	9.4	-40.4	-27.4	-111.7	-32.7	0.9	-78.2
Continuing Operations	3 191.9	3 233.2	3 212.2	3 319.9	12 957.2	3 410.5	3 355.9	3 234.5

Discontinued Operation	475.4	442.8	486.2	462.4	1 866.8	487.9	484.3	485.3
Elimination	-59.6	-59.7	-60.3	-50.5	-230.1	-43.0	-35.0	-34.9

Total	3 607.7	3 616.3	3 638.1	3 731.8	14 593.9	3 855.4	3 805.2	3 684.9

Stora Enso Oyj
Business ID 1039050-8

Operating Profit by Segment excluding NRI

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07	Q3/07
Continuing Operations
Newsprint	55.9	57.6	61.0	57.6	232.1	61.1	50.2	52.2
Magazine Paper	24.0	12.3	12.0	22.4	70.7	13.0	9.6	17.0
Fine Paper	44.4	50.3	29.8	28.2	152.7	60.2	34.6	38.6
Merchants	9.6	2.9	7.7	12.5	32.7	16.6	8.2	7.9
Consumer Board	81.3	55.9	64.3	39.4	240.9	72.4	29.0	27.0
Industrial Packaging	18.5	18.1	26.1	22.3	85.0	29.3	29.7	24.9
Wood Products	4.1	15.0	22.0	22.3	63.4	54.8	59.3	37.1
Other	37.5	-67.0	23.3	13.1	6.9	19.8	31.8	47.3

Operating Profit excl. NRI	275.3	145.1	246.2	217.8	884.4	327.2	252.4	252.0
NRI	-23.2	6.7	-163.0	36.6	-142.9	-12.0	24.4	-549.4

Operating Profit (IFRS)	252.1	151.8	83.2	254.4	741.5	315.2	276.8	-297.4
Net financial items	81.3	-67.3	-24.7	-19.6	-30.3	-38.7	-56.1	-26.9

Profit before Tax and Minority Interests	333.4	84.5	58.5	234.8	711.2	276.5	220.7	-324.3
Income tax expense	-91.3	-21.6	34.6	67.5	-10.8	-69.3	-41.5	60.2

Net Profit from Continuing Operations	242.1	62.9	93.1	302.3	700.4	207.2	179.2	-264.1
Discontinued Operation

Loss after tax for the period from a discontinued operation	-15.7	-22.0	-36.0	-37.5	-111.2	15.3	-35.3	-177.0

Net Profit	226.4	40.9	57.1	264.8	589.2	222.5	143.9	-441.1

NRI by Segment
EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07	Q3/07
Newsprint	—	1.3	—	—	1.3	—	—	—
Magazine Paper	-2.9	1.2	-164.0	2.1	-163.6	—	—	-218.0
Fine Paper	-16.9	2.4	72.0	1.0	58.5	—	—	-32.6
Merchants	—	—	—	0.4	0.4	—	24.4	—
Consumer Board	—	-7.2	—	2.3	-4.9	—	—	-186.8
Industrial Packaging	—	1.7	—	—	1.7	—	—	-5.9
Wood Products	1.7	1.2	-24.0	0.4	-20.7	-12.0	—	-106.1
Other	-5.1	6.1	-47.0	30.4	-15.6	—	—	—

Continuing Operations	-23.2	6.7	-163.0	36.6	-142.9	-12.0	24.4	-549.4
Discontinued Operation	—	—	-14.2	23.4	9.2	44.0	-11.6	—

Total	-23.2	6.7	-177.2	60.0	-133.7	32.0	12.8	-549.4

Stora Enso Oyj
Business ID 1039050-8

Operating Profit by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07	Q3/07
Continuing Operations
Newsprint	55.9	58.9	61.0	57.6	233.4	61.1	50.2	52.2
Magazine Paper	21.1	13.5	-152.0	24.5	-92.9	13.0	9.6	-201.0
Fine Paper	27.5	52.7	101.8	29.2	211.2	60.2	34.6	6.0
Merchants	9.6	2.9	7.7	12.9	33.1	16.6	32.6	7.9
Consumer Board	81.3	48.7	64.3	41.7	236.0	72.4	29.0	-159.8
Industrial Packaging	18.5	19.8	26.1	22.3	86.7	29.3	29.7	19.0
Wood Products	5.8	16.2	-2.0	22.7	42.7	42.8	59.3	-69.0
Other	32.4	-60.9	-23.7	43.5	-8.7	19.8	31.8	47.3

Operating Profit	252.1	151.8	83.2	254.4	741.5	315.2	276.8	-297.4

Net financial items	81.3	-67.3	-24.7	-19.6	-30.3	-38.7	-56.1	-26.9
Profit before Tax and Minority Interests	333.4	84.5	58.5	234.8	711.2	276.5	220.7	-324.3
Income tax expense	-91.3	-21.6	34.6	67.5	-10.8	-69.3	-41.5	60.2
Net Profit from Continuing Operations	242.1	62.9	93.1	302.3	700.4	207.2	179.2	-264.1
Discontinued Operation
Loss after tax for the period from a discontinued operation	-15.7	-22.0	-36.0	-37.5	-111.2	15.3	-35.3	-177.0

Net Profit	226.4	40.9	57.1	264.8	589.2	222.5	143.9	-441.1

Associated Companies by Segment
EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07	Q3/07
Newsprint	—	—	—	—	—	—	—	—
Magazine Paper	2.3	0.8	3.2	3.8	10.1	3.6	1.2	-0.5
Fine Paper	7.6	-1.6	5.0	1.5	12.5	5.1	-3.9	4.2
Merchants	—	—	—	—	—	—	—	0.1
Consumer Board	—	—	—	—	—	—	—	—
Industrial Packaging	0.1	0.4	-0.2	0.1	0.4	0.1	0.1	0.2
Wood Products	0.4	0.0	0.0	0.2	0.6	—	—	—
Other	20.3	18.6	5.1	20.4	64.4	15.3	22.6	61.5
Continuing Operations Total	30.7	18.2	13.1	26.0	88.0	24.1	20.0	65.5

Discontinued Operation	0.9	2.0	-2.9	-0.6	-0.6	0.1	-0.2	-0.7

Total	31.6	20.2	10.2	25.4	87.4	24.2	19.8	64.8

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
July	12.64	12.65	116.75	116.50	17.13
August	12.98	13.08	121.50	122.25	17.94
September	13.58	13.66	124.50	125.00	19.34

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
July	114 287	92 755 290	680 622	12 308 447	2 696 300
August	201 412	118 849 563	212 652	10 717 528	3 749 300
September	156 283	118 522 739	142 724	8 357 752	4 487 400

Total	471 982	330 127 592	1 035 998	31 383 727	10 933 000

Stora Enso Oyj
Business ID 1039050-8

Basis of Preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2006.

The Group has adopted IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures which is mandatory for the Group’s accounting periods beginning on or after 1 January 2007. The adoption of this standard and amendment will result in additional disclosures relating to financial instruments and how an entity manages its capital in the Group’s Annual Report.

The planned sale of Stora Enso North America, Inc has been accounted for as a discontinued operation and classified as ‘Held for Sale’. A discontinued operation represents a separate major line of business or geographical area for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes. Assets are classified as ‘Held for Sale’ when it is highly probable that the carrying amount of the assets will be recovered through a sale transaction rather than continuing use. These assets have been measured at fair value less costs to sell. The closing sales consideration is subject to fair value changes and therefore the final outcome of the transaction is subject to change.

Change in Accounting Policy and Reclassification in 2006

Operating profit for 2006 has been reclassified. Total Return Swaps (TRS) which are partially hedging cash settled synthetic option programmes for Management, previously reported in other financial items, are now reported in operating profit under personnel expenses, with an effect on operating profit of EUR 34.1 million, EUR 23.0 million and EUR 24.6 million in Q3/2006, Q1-Q3/2006 and Q1-Q4/2006, respectively. TRS instruments do not qualify for hedge accounting and therefore all periodic changes to their fair value are recorded in the Income Statement.

The share of associated company results previously reported with financial items is now reported in operating profit. The associated companies supply Stora Enso with wood, pulp and logistic services, so this change in accounting policy has been implemented to reflect the operational nature of these investments. The change has increased operating profit by EUR 13.1 million, EUR 62.0 million and EUR 88.0 million in Q3/2006, Q1-Q3/2006 and Q1-Q4/2006, respectively.

The changes in accounting policy have no effect on profit before tax. Comparative amounts disclosed for each prior period presented have been restated.

Stora Enso Oyj
Business ID 1039050-8

Calculation of Key Figures

Return on capital employed,
ROCE (%)	100 x	Operating profit
Capital employed 1) 2)

Return on operating capital,	100 x	Operating profit
ROOC (%)		Operating capital 1) 2)

Return on equity,	100 x	Profit before tax and minority items – taxes
ROE (%)		Total Equity 2)

Equity ratio (%)	100 x	Total Equity
Total assets

Interest-bearing net liabilities	Interest-bearing liabilities – interest-bearing assets

Debt/Equity ratio		Interest-bearing net liabilities
Equity

1)	Capital employed = Operating capital – Net tax liabilities
2)	Average for the financial period

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso’s full year 2007 results will be published on 13 February 2008.

PRESS CONFERENCE IN HELSINKI

Time:	11.30 local time
Location:	Wanha Satama, conference room H+
Address:	Pikku Satamakatu 3-5
Hosts:	Jouko Karvinen, CEO
Hannu Ryöppönen, Deputy CEO & CFO
Kari Vainio, Executive Vice President, Corporate Communications

The conference will be held in English. Questions can be asked from Jouko Karvinen and Hannu Ryöppönen after the presentation.

Webcast of press conference

A live webcast (audio with synchronised slide presentation) of the press conference may be accessed on www.storaenso.com. The presentation material will be available on www.storaenso.com/investors at 10.00 Finnish time (9.00 CET).

In case you are participating remotely in press conference and you would like to pose a question, please dial:

+44 (0)20 7162 0125	Continental Europe and the UK
+46 (0)8 5052 0114	Sweden
358 (0)9 2313 9202	Finland
+1 334 323 6203	USA

Stora Enso Oyj
Business ID 1039050-8

ANALYST CONFERENCE CALL

CEO Jouko Karvinen and Deputy CEO & CFO Hannu Ryöppönen will be hosting a combined conference call and webcast today at 16.00 Finnish time (15.00 CET, 14.00 UK time, 9.00 US Eastern time).

If you wish to participate, please dial (quoting ‘Stora Enso’):

+44 (0)20 7806 1950	Continental Europe and the UK
+46 (0)8 5352 6408	Sweden
+358 (0)9 7251 9035	Finland
+1 718 354 1387	USA

The live webcast may be accessed at www.storaenso.com/investors

Further details of replay numbers can be found at www.storaenso.com/investors

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel